Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Cecilia Blye, Chief                                                                                                                                               January 21, 2015
Office of Global Security Risk

Re:       The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 8, 2014
File No. 1-00434

Dear Ms. Blye,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated January 6, 2015.  We have repeated your comments below in italics and have included our responses to each.

General

1. You stated in your letter to us dated November 18, 2011 that your subsidiaries sold and intended to sell products into Cuba and Sudan, and were waiting to receive additional guidance from OFAC about the applicability of U.S. sanctions to offshore sales to Syria. Cuba, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not discuss in the Form 10-K contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Response

Cuba
As described in our letter to the SEC dated November 18, 2011, The Procter & Gamble Company ("P&G") retains a dormant legal entity in Cuba, Procter & Gamble Comercial de Cuba, S. A. ("Comercial"), due to the fact that it was and still is an indirect claimant to the Foreign Claims Settlement Commission of the United States ("Foreign Claims Commission").  In October, 1959, Comercial sold and/or licensed all of its assets to another P&G subsidiary, Sabates Industrial, S.A. ("Industrial") for nearly $5 million dollars.  In 1960, Industrial was expropriated by the Cuban government prior to the time Industrial satisfied its obligations to deliver the purchase price/licensing fees to Comercial.  The Company filed a claim with the Foreign Claims Commission reflecting this loss, although this claim still has not been settled.

P&G, through its logistics operator, Procurement Systems, Inc. ("PSI"), exported Pringles potato crisps until the Pringles business was divested to the Kellogg Company in June 2012.  These sales were authorized by the U.S. Commerce Department under its license exceptions for food and agricultural products. Additionally, PSI obtained a U.S. Commerce Department export license in 2011 that included certain feminine care, healthcare and personal care products, and in March 2013, PSI obtained a similar, but slightly broader, license.  Pursuant to this 2013 license, and since that time, P&G, through PSI, has exported small shipments of feminine care products, shampoo, antiperspirants, soap, toothpaste, toothbrushes, anti-diarrheal medication and antitussive ointment to Cuba.

In May 2014, PSI secured a further license from the U.S. Commerce Department authorizing PSI to supply "gift parcels" with all types of P&G products to Cuba, for further distribution to individual families in Cuba.  This license is valid through 2018.  To date, no gift parcel exports have been made to Cuba, though we expect shipments to begin in the next few months.  P&G's subsidiary in Panama also continues to evaluate options to expand dealings with Cuba once U.S. embargo restrictions are fully lifted.

Sudan
Consistent with our response to the SEC dated November 18, 2011, P&G and Procter & Gamble International Operations S.A. ("PGIO"), a Swiss subsidiary of P&G located in Geneva, Switzerland, commenced shipment of certain products to Sudan in the summer of 2011 through its licensed distributor.  These shipments were authorized under licenses from the Treasury Department's Office of Foreign Assets Control ("OFAC").  P&G and PGIO have continued to operate under OFAC licenses to sell and export certain food (Pringles crisps, prior to their divestiture in 2012), healthcare and personal care products.  PGIO currently exports small shipments of feminine care products, shampoos, toothbrushes and toothpaste to its distributor.     The one-year licenses will continue to be renewed as necessary, and the relationship with our distributor is managed by limited persons who have received specialized training on the permitted scope of activities for the OFAC licenses.

PGIO anticipates that, in the next few months, some or all of these shipments may be undertaken by a Dubai-based subsidiary of P&G, Procter & Gamble Middle East FZE, but the arrangement will continue to be carefully managed.

Syria
As disclosed in our November 18, 2011 letter, PGIO temporarily suspended shipments to Syria in 2011 in response to further tightening of sanctions against Syria.

In June 2013, P&G and PGIO subsequently secured a license from OFAC to permit services relating to the export to Syria of non-U.S. origin medicines and medical devices that would be classifiable as EAR99 under Export Administration Regulations. Pursuant to this license, export and sale of toothpaste, toothbrush, anti-dandruff shampoo and feminine care products commenced in late 2013 to several distributors that are Syrian private companies and in which P&G has no ownership interest.   P&G and PGIO put measures in place, where necessary, to ensure that the exported products were neither of U.S. origin nor contained more than de minimis amounts of U.S.-origin content. The relationship with the Syrian distributors is managed by limited persons from PGIO who have received specialized training on the permitted scope of activities for the OFAC license.

Additionally, the general licenses granted in 2014 in respect of services supporting the delivery of non-U.S.-origin medicines and medical devices in the Syrian Sanctions Regulations obviate the need for the specific license in favor of P&G and PGIO to continue these activities.  PGIO anticipates that some or all of its activities described above may shortly be undertaken under this general license by Procter & Gamble Middle East FZE, a Dubai-based subsidiary of P&G.

2.   Please discuss the materiality of any contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response

The limited business activities outlined above are not material to P&G, and none of these activities presents a material investment risk to P&G's investors.

Total consolidated global P&G revenues for the last three fiscal years and for the July-September 2014 period ("FYTD 14/15") were:

Total P&G:
FY 11/12 - $82 billion
FY 12/13 - $82.6 billion
FY 13/14 - $83.1 billion
FYTD 14/15 - $20.8 billion (Three months ended September 30, 2014)

For Cuba, the total revenue for P&G exports was approximately $300 thousand in calendar year 2012, $780 thousand in calendar year 2013, and $2.3 million in calendar year 2014.

Total revenues for Syria and Sudan for the last three fiscal years and for FYTD 14/15 were approximately the following:

Sudan:
FY 11/12 - $1.2 million
FY 12/13 - $1.2 million
FY 13/14 - $259 thousand
FYTD 14/15 - $128 thousand

Syria:
FY 11/12 - $28.8 million
FY 12/13 - $0
FY 13/14 - $662 thousand
FYTD 14/15 - $13 thousand

In quantitative terms, these revenue totals for the sanctioned countries, which comprise in the aggregate each year less than 0.05% of P&G's total overall revenue, are not material. As shown above, the revenues in Syria significantly decreased following our decision in November 2011 to temporarily suspend shipments to Syria while we awaited additional guidance from OFAC on the impact of the new sanctions, and this significant decrease did not have a material impact on P&G's results or trends. Additionally, while we retain our above-mentioned claims with the Foreign Claims Commission in Cuba, assets and liabilities reported in these countries did not exceed $200 thousand as of the end of any of the above periods.  We do not maintain a physical presence in Cuba, Sudan or Syria, nor do we have employees in those countries.

In qualitative terms, the nature of our contacts with these countries is very limited, is for the purpose of selling consumer products used to enhance the day-to-day life of ordinary citizens, and is conducted in compliance with applicable sanctions.  Moreover, we continue to operate in all three countries in compliance with applicable sanctions and under applicable licenses.  For instance, as mentioned above, P&G suspended shipments to Syria between November 2011 and late 2013 to ensure that P&G received the appropriate guidance and licenses from OFAC for its shipments to Syria.  Our careful consideration of the applicable sanctions and their application to our business as it changes over time helps to ensure that P&G avoids any potential legal or reputational risk that could arise from non-compliance.

After taking into consideration both quantitative factors and qualitative factors, P&G believes that neither the sales of our products under OFAC/Commerce Department licenses and general authorizations nor the potential impact of the investor sentiment towards such operations associated with Cuba, Sudan and Syria is material.  Accordingly, P&G believes that its subsidiaries' past and future dealings with these countries do not constitute a material reputational or investment risk for P&G's shareholders.  We reached this conclusion based on the following:  (i) the nature of the products sold are consumer products; (ii) our business dealings in these countries are conducted in compliance with applicable U.S. laws relating to the sales of these products in these countries; (iii) current sales to Cuba, Syria and Sudan are, and any future sales to these countries will be, licensed by OFAC (under specific or general licenses) and the Commerce Department to meet humanitarian needs of the local populations; and (iv) the amount of sales, assets and liabilities in these countries both individually and in the aggregate is immaterial relative to total consolidated global P&G sales, assets and liabilities.

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:

• • •
It is responsible for the adequacy and accuracy of the disclosure in the filing;
The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any preceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact either Susan Whaley, Associate General Counsel & Assistant Secretary at (513) 983-7695, or me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Susan Whaley
      Associate General Counsel & Assistant Secretary